UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MakeMyTrip Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

V5633W109

(CUSIP Number)

Ctrip.com International, Ltd.

99 Fu Quan Road

Shanghai 200335

People’s Republic of China

Attention:  Xiaofan Wang

(+86-21) 3406-4880

with a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(+852) 3740-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V5633W109

1		Names of Reporting Persons Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,391,608 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,391,608 (1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,391,608 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 16.6% (2)
14		Type of Reporting Person (See Instructions) CO

(1)             Includes 8,391,608 Ordinary Shares issuable upon conversion of the Convertible Notes, as described herein. See Item 4.

(2)             Based on 42,187,913 outstanding Ordinary Shares issued and outstanding as of January 7, 2016, as disclosed in the Convertible Notes Purchase Agreement by and between MakeMyTrip Limited and Ctrip.com International, Ltd., dated as of January 7, 2016, filed as Exhibit 1 attached hereto, together with the 8,391,608 Ordinary Shares issuable upon conversion of the Convertible Notes, as described herein.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), of MakeMyTrip Limited, a public company incorporated under the laws of the Mauritius with limited liability (the “Issuer”). The Ordinary Shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “MMYT.” The principal executive officers of the Issuer are located at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, Republic of India.

Item 2. Identity and Background.

This Schedule 13D is being filed by Ctrip.com International, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ctrip” or the “Reporting Person”).

The principal business and office address of the Reporting Person is 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A attached hereto, which is hereby incorporated by reference.

During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, (a) any partner, executive officer or director of the Reporting Person, (b) any person controlling the Reporting Person or (c) any partner, executive officer or director of any person ultimately in control of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Ctrip and the Issuer entered into a Convertible Notes Purchase Agreement, dated as of January 7, 2016 (the “Purchase Agreement”), attached hereto as Exhibit 1. Pursuant to the Purchase Agreement, Ctrip subscribed for and purchased, and the Issuer issued, sold and delivered (i) a convertible note dated as of January 14, 2016 having a principal amount of $100 million, a form of which is attached to the Purchase Agreement as Exhibit A-1 (the “First Closing Convertible Note”), and (ii) a convertible note dated as of January 22, 2016 having a principal amount of $80 million, a form of which is attached to the Purchase Agreement as Exhibit A-2 (the “Second Closing Convertible Note,” and together with the First Closing Convertible Note, the “Convertible Notes”).

The $180 million aggregate purchase price paid for the Convertible Notes pursuant to the Purchase Agreement was funded from the general working capital of Ctrip.

The foregoing descriptions of the Purchase Agreement and the Convertible Notes, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement (including the Convertible Notes), which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Ordinary Shares issuable upon conversion of the Convertible Notes that may be deemed to be beneficially owned by the Reporting Person were acquired for investment purposes in connection with what the Reporting Person anticipates will be a strategic relationship between Ctrip and the Issuer.

Purchase Agreement. The Issuer and Ctrip made certain customary representations, warranties and covenants to each other in the Purchase Agreement. Each Convertible Note was issued pursuant to an offshore transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Regulation S under the Securities Act.

Convertible Notes. Pursuant to the terms of the Convertible Notes, at any time or times on or after the issuance date of January 14, 2016 until the close of business on the second business day immediately preceding the maturity date of January 14, 2021, Ctrip or any transferee of the Convertible Notes is entitled to convert all or any portion of the Convertible Notes into Ordinary Shares of the Issuer. The number of Ordinary Shares issuable upon conversion will equal the principal amount being converted divided by the then applicable conversion price (the “Conversion Price”). The initial Conversion Price is US$21.45 per Ordinary Share, representing an initial conversion rate of 46.62 Ordinary Shares per $1,000 principal amount of the Convertible Notes, and is subject to certain adjustments for certain corporate events as specified in the Convertible Notes, including, among other things, the occurrence of a make-whole fundamental change (as defined in the Convertible Notes).

In addition, upon the occurrence of a fundamental change (as defined in the Convertible Notes) or, prior to January 22, 2019, a founder departure (as defined in the Convertible Notes) without the written consent of holders of a majority of the then aggregate principal amount of all the convertible notes issued pursuant to an indenture between the Issuer and the Bank of New York Mellon, Singapore Branch, as trustee, dated January 14, 2016, Ctrip or any transferee has certain right to require the Issuer to repurchase the Convertible Notes in accordance with the terms thereof (but in the case of a founder departure, only beginning on January 22, 2019). Specifically, upon the occurrence of such event, Ctrip or any transferee has the right, at its option, to require the Issuer to repurchase for cash all or any portion of the Convertible Notes that is equal to or at least (i) $20 million or such lesser amount then held thereby in the case of the First Closing Convertible Note or (ii) $16 million or such lesser amount then held thereby in the case of the Second Closing Convertible Note, in each case, at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest. The principal amount outstanding under the Convertible Notes bears interest at a rate of 4.25% per annum until maturity or such earlier or later time as the principal becomes due and payable thereunder.

Investor Rights Agreement. In connection with the execution of the Purchase Agreement, Ctrip and the Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”), dated as of January 7, 2016 and effective as of the completion of the purchase and sale of the Second Closing Convertible Note pursuant to the Purchase Agreement. Pursuant to and subject to the terms and conditions of the Investor Rights Agreement, Ctrip is entitled to designate one director to the board of directors of the Issuer (the “Board”), which director will also be entitled to be nominated or appointed to the compensation committee of the Board, subject to the approval of the Board (not to be unreasonably withheld) (the “Director Appointment Right”). Ctrip is entitled to the Director Appointment Right so long as (i) the sum of the number of Ordinary Shares and the number of Ordinary Shares into which the then outstanding Convertible Notes may be converted, in each case, beneficially owned by Ctrip (together with its subsidiaries (as defined the Investor Rights Agreement) is at least 5,057,952 Ordinary Shares; and (ii) the Director Appointment Right has not terminated as a result of any material breach by Ctrip of any provision of the Investor Rights Agreement in accordance the terms thereof.

Pursuant to the Investor Rights Agreement, the Issuer has granted Ctrip certain registration rights with respect to all or any part of the “registrable shares” owned by Ctrip, including (i) all of the Ordinary Shares held by Ctrip and its affiliates, (ii) any Ordinary Shares issuable upon conversion of the Convertible Notes and (iii) any other Ordinary Shares issued as a dividend or other distribution with respect to the Ordinary Shares listed in (i) and (ii) above pursuant to stock splits, stock dividends, reclassifications, recapitalizations or similar events, subject to the limitations specified in the Investor Rights Agreement.

Furthermore, subject to the terms and conditions of the Investor Rights Agreement, including the exception for any sale of Ordinary Shares through bona fide brokers’ transactions or transactions in the open market, Ctrip and its subsidiaries are prohibited from transferring, directly or indirectly, any principal amount of the Convertible Notes or any Ordinary Shares to any competitor of the Issuer, a list of which may be updated upon mutual agreement between the Issuer and Ctrip from time to time in accordance with the Investor Rights Agreement.

The foregoing descriptions of the Purchase Agreement, the Convertible Notes and the Investor Rights Agreement, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement (including the Convertible Notes), which is filed as Exhibit 1 hereto and incorporated herein by reference, and the Investor Rights Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except to the extent prohibited by the Investor Rights Agreement, the Reporting Person reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Ordinary Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to acquire additional Ordinary Shares in market transactions or otherwise, to dispose of Ordinary Shares, and to change its plans and intentions with regard to its ownership and voting position in, and business relationships with, the Issuer, as it deems appropriate.

Item 5. Interest in Securities of the Issuer.

(a)—(b)  The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5. The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D is based on 42,187,913 outstanding Ordinary Shares issued and outstanding as of January 7, 2016, as disclosed in the Purchase Agreement, together with the 8,391,608 Ordinary Shares issuable upon conversion of the Convertible Notes.

Except as disclosed in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule A hereto beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule A hereto presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)           Except as disclosed in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule A hereto has effected any transaction in the Ordinary Shares during the past 60 days.

(d)           Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Convertible Notes Purchase Agreement, by and between the Issuer and Ctrip, dated as of January 7, 2016.

2	Investor Rights Agreement, by and between the Issuer and Ctrip, dated as of January 7, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2016

Ctrip.com International, Ltd.

By:	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Chief Financial Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

The business address of each of the following individuals is c/o 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

Directors:

Name	Country of Citizenship
James Jianzhang Liang	Saint Kitts and Nevis
Min Fan	People’s Republic of China
Neil Nanpeng Shen	People’s Republic of China (Hong Kong SAR)
Qi Ji	Singapore
Gabriel Li	People’s Republic of China (Hong Kong SAR)
JP Gan	United States
Robin Yanhong Li	People’s Republic of China
Tony Yip	Australia

Executive Officers:

Name	Title	Country of Citizenship
James Jianzhang Liang	Chief Executive Officer	Saint Kitts and Nevis
Min Fan	President	People’s Republic of China
Jane Jie Sun	Co-President and Chief Operational Officer	Singapore
Jenny Wenjie Wu	Chief Strategy Officer	People’s Republic of China (Hong Kong SAR)
Xiaofan Wang	Chief Financial Officer	People’s Republic of China